FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 16, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibits:

Press Release dated February 16, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: February 16, 2005

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

FEBRUARY DISTRIBUTION AND UPDATES GAS OVER BITUMEN ISSUE

Distribution Held at $0.22 per Unit;

Minimal Additional Gas Exposed to Gas over Bitumen Issue

Calgary, AB - February 16, 2005 - Paramount Energy Trust ("PET" or the "Trust) (TSX - PMT.UN) is pleased to confirm that its distribution to be paid on March 15, 2005 in respect of income received by PET for the month of February 2005, for Unitholders of record on February 28, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is February 24, 2005.  This represents the second consecutive payment of $0.22 following implementation of the gas over bitumen financial solution announced by the Trust in January.

Cumulative distributions paid since the inception of the Trust to-date are $5.504 per Trust Unit, representing a return of approximately 109 percent in the form of distributions alone on the Trust's February 2003 Rights Offering which was priced at $5.05 per Trust Unit.

PET expects that monthly cash distributions will be maintained at $0.22 per Trust Unit in respect of production for the remainder of the first quarter of 2005.  PET estimates that this level of monthly distributions of $0.22 per Unit per month will be sustainable for the foreseeable future, based upon the Trust's current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.

With respect to the gas over bitumen issue, parties wishing to contest the production status of an interval or intervals were required to file evidence with the Alberta Energy and Utilities Board ("AEUB") by February 14, 2005 for the Final Hearing pursuant to Phase 3 of the AEUB Bitumen Conservation Requirements.  PET filed detailed evidence supporting the resumption of production for six pools representing approximately 8.5 MMcf/d of shut-in production or half of the production the Trust currently has shut-in pursuant to AEUB Order.  PET reiterated to the AEUB its intention to continue to object to all wells that have been shut-in as a result of the Interim Hearing, based on the new evidence that the Trust has submitted. In addition PET has reviewed the evidence submissions of all other parties and found that five additional producing wells, representing a total of less than 200 Mcf per day net to the Trust, have been recommended for shut-in. As a result PET concludes that it will have very little incremental gas beyond that already shut-in, subject to review at the Final Hearing. Therefore any changes in productive status resulting from the Final Hearing should result in increased gas production for PET.  The Board intends to make final decisions and issue final orders, when appropriate, confirming the production status of every interval within the scope of the Phase 3 Proceedings, including those intervals whose production status is not contested in the final hearing.  PET anticipates final decisions will be issued in late 2005 or early 2006 after the conclusion of the Final Hearing.

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  The Trust also has convertible debentures listed under the symbol "PMT.DB"

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue M. Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON

2004 CANADIAN INCOME TAX INFORMATION

Calgary Alberta, February 16, 2005.  The following information is intended to assist individual Canadian Unitholders of Paramount Energy Trust ("PET") in the preparation of their 2004 T1 Income Tax Return.

The information contained herein is based on PET's understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only.  Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2004 T1 Income Tax Return where the Paramount Energy Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Paramount Energy Trust Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary and received cash distributions during the period, will receive "T3 Supplementary" slips directly from their broker or intermediary, not from the transfer agent or Paramount Energy Trust.

Registered Unitholders of Paramount Energy Trust who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive "T3 Supplementary" slips directly from Computershare Trust Company of Canada.

The attached "Schedule 1" includes supplementary information on the taxable portion of the 2004 cash distributions and is shown on a per Trust Unit basis.  Under Paragraph 12(1) (m) of the Income Tax Act, taxable amount s allocated by Paramount Energy Trust in 2004 to the Unitholders must be reported by the Unitholders in their 2004 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. "Other Income" Box (26) on the T3 slips) with respect to record dates January 30, 2004 up to and including December 31, 2004 are included in your "T3 Supplementary".  The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 3 1 , 2005.

Adjusted Cost Base

Holders of Paramount Energy Trust Units are required to reduce the Adjusted Cost Base of their Units.  The reduction is equal to the cumulative cash received from cash distributions minus cumulative taxable amounts Reported as "Other Income" Box (26) on their T3 slips (if any).

The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the T rust Units if the owner holds the T rust Units as a capital property.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2004 - T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust U nit paid or payable by Paramount Energy Trust with respect to record dates for the period January 30, 2004 - December 31, 2004 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Tax-Deferred Amount (Return of Capital) Amount

January 30, 2004	February 16, 2004	0.200	0.157	0.043
February 27, 2004	March 15, 2004	0.160	0.126	0.034
March 31, 2004	April 15, 2004	0.160	0.126	0.034
April 30, 2004	May 17, 2004	0.160	0.126	0.034
May 31, 2004	June 15, 2004	0.160	0.126	0.034
June 30, 2004	July 15, 2004	0.160	0.126	0.034
July 30, 2004	August 16, 2004	0.180	0.141	0.039
August 31, 2004	September 15, 2004	0.200	0.157	0.043
September 30, 2004	October 15, 2004	0.200	0.157	0.043
October 29, 2004	November 15, 2004	0.200	0.157	0.043
November 30, 2004	December 15, 2004	0.200	0.157	0.043
December 31, 2004	January 17, 2005	0.200	0.157	0.043

TOTAL PER UNIT		2.180	1.713	0.467

PET expects to release United States income tax information in the next few days.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 - 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Sue Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein